Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year ended December 31,
	2004	2003	2002	2001	2000

Income (loss) from continuing operations before income taxes (benefits)	$2,375	$848	$(645)	$1,392	$1,422
Adjustments:
Loss (income) from equity investees	1	4	4	(79)	-
Minority interest	-	-	-	-	53
Income (loss) from continuing operations before income taxes (benefits), as adjusted	$2,376	$852	$(641)	$1,313	$1,475

Fixed charges included in income:
Interest expense	$107	$111	$121	$118	$104
Interest portion of rental expense	43	54	52	50	43
	150	165	173	168	147
Interest credited to contractholders	446	877	1,036	1,071	1,017
	$596	$1,042	$1,209	$1,239	$1,164

Income available for fixed charges (including interest credited to contractholders)	$2,972	$1,894	$568	$2,552	$2,639

Income available for fixed charges (excluding interest credited to contractholders) (1)	$2,526	$1,017	$--	$1,481	$1,622

RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders(1)	5.0	1.8	--	2.1	2.3

SUPPLEMENTAL RATIO:
Excluding interest credited to contractholders(1)	16.8	6.2	--	8.8	11.0

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(1)	Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $641 million to achieve a coverage of 1:1.